UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC File Number: 000-51958

CUSIP Number: 65337Y102

NOTIFICATION OF LATE FILING

(Check One):

|X| Form 10-K |_| Form 20-F |_| Form 11-K |_| Form 10-Q |_| Form 10-D |_| Form N-SAR |_| Form N-CSR

For Period Ended: December 27, 2008

|_| Transition Report on Form 10-K

|_| Transition Report on Form 20-F

|_| Transition Report on Form 11-K

|_| Transition Report on Form 10-Q

|_| Transition Report on Form N-SAR

For the Transition Period Ended:_______

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I

REGISTRANT INFORMATION

NextWave Wireless Inc.
Full name of registrant

N/A
Former name if applicable

10350 Science Center Drive, Suite 210
Address of principal executive office (Street and number)

San Diego, California 92121
City, state and zip code

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☒	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

NextWave Wireless Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for its fiscal year ended December 27, 2008 (the "Form 10-K") within the required period without unreasonable effort and expense.

As disclosed in the Company’s Form 10-Q for the quarterly period ended September 27, 2008 (the “Third Quarter 10-Q”), the Company initiated significant financing and restructuring activities in the second half of 2008. On October 9, 2008, the Company issued Senior-Subordinated Secured Second Lien Notes due 2011 (the “Second Lien Notes”) in the aggregate principal amount of $105.3 million, and received net proceeds of approximately $87.5 million to be used solely to fund its ordinary course business operations. Concurrently, the Company issued Third Lien Subordinated Secured Convertible Notes due 2011 (the “Third Lien Notes”) in an aggregate principal amount of $478.3 million in exchange for all of the outstanding shares of its Series A Senior Convertible Preferred Stock (the “Series A Preferred Stock”). In an effort to reduce its future working capital requirements and in order to comply with the terms of its senior secured notes, the Company commenced the implementation of a global restructuring initiative, pursuant to which it completed the following actions, among others, in the fourth quarter of 2008:

•	The Company shut down the remaining operations of its network infrastructure businesses, which comprise its Networks segment, including the operations of its GO Networks and Cygnus subsidiaries and its Global Services and NextWave Network Support strategic business units. The Company’s intent to complete the disposition of its Networks segment was disclosed in the Third Quarter 10-Q.

•

The Company initiated bankruptcy liquidation proceedings for three of its network infrastructure subsidiaries in Israel, Denmark and Canada to provide an orderly process for the discontinuance of operations and to advance its divestiture and cost reduction strategy. These proceedings were disclosed in the Third Quarter 10-Q and in the Company’s Current Reports on Form 8-K filed on October 2, 2008 and October 21, 2008.

•

The Company retained Canaccord Adams to explore strategic transactions to preserve the value of its semiconductor business and eliminate the need to make on-going capital investments in or incur liabilities relating to this business past the end of the first quarter of 2009, as required pursuant to the operating budget adopted in connection with the Second Lien Notes issuance. The Company has been engaged in continuing negotiations for a divestiture transaction that would substantially reduce liabilities that would otherwise be incurred if the Company completed the wind-down of its semiconductor operations. The Company disclosed in the Third Quarter 10-Q that it would shut down its semiconductor business if a transaction was not achieved. Because such a transaction has not yet been completed, the Company has terminated 193 employees of the semiconductor business in order to ensure compliance with the previously-disclosed deadlines provided by its operating budget. The Company did not incur severance cost in connection with this action.

•

The Company sold a controlling interest in its IPWireless subsidiary for an upfront cash payment of approximately $1.1 million and future cash payments of up to $0.5 million, as previously disclosed in the Company’s Current Report on Form 8-K filed on January 2, 2009. In connection with the sale, the Company entered into various ancillary transitional and intellectual property licensing agreements with IPWireless, none of which are material to the Company. Due to the closing of the sale, the Company has no remaining obligations to provide financing to support the ongoing operations of IPWireless. The purchaser of IPWireless was formed by the senior management team of IPWireless, including Dr. William Jones, PhD. Dr. Jones resigned from his positions as a member of the Company’s Board of Directors and as Chief Executive Officer of the Company’s NextWave Networks Products division concurrent with the closing of the sale.

Several factors led to the Company’s decision to implement its global restructuring initiative, including adverse worldwide economic conditions and our inability to raise additional capital to fund ongoing operations. The Company believes that manufacturers of telecommunications equipment and technology have been

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adversely affected by current economic conditions, which caused its Networks segment to experience lower than projected contract bookings and revenues. The Company believes these conditions have also led to a delay in global WiMAX network deployments that would adversely impact the timing and volume of projected commercial sales of its WiMAX semiconductor products.

Going forward, the Company’s business will be organized into two reportable business segments: Multimedia and Strategic Initiatives. As a result of activities undertaken in connection with the Company’s global restructuring initiative, the Company intends to report the results of operations of its Networks segment, including its former GO Networks, IPWireless and Cygnus subsidiaries, and its Global Services and NextWave Network Product Support strategic business units, its Semiconductor business and its WiMAX Telecom business, as discontinued operations. The results of operations of the Networks segment was previously reported as discontinued operations in the Third Quarter 10-Q.

The Company needs additional time to complete the preparation of its financial statements and related disclosures for the fiscal year ended December 27, 2008 due to the complexity of the accounting and disclosure issues relating to certain of the Company’s recent restructuring activities. Items for which work is ongoing include:

•	the review and documentation of the accounting treatment for the issuance of the Second Lien Notes and the exchange of the Series A Preferred Stock for the Third Lien Notes;
•

the completion of the annual impairment testing for the Company’s indefinite-lived intangible assets, including goodwill and wireless spectrum and the finalization of the review of other long-lived assets for indicators of impairment in light of the Company’s global restructuring initiative and asset divestiture program, including the Company’s wireless spectrum assets in the United States, Canada, South America and Europe;

•

the determination of the accounting impact of the Company’s global restructuring initiative on certain operating assets and liabilities, including those within the Company’s Semiconductor business, particularly in light of ongoing negotiations for a transaction which may result in the divestiture of certain assets and the reduction of certain liabilities;

•

presentation of its Networks and Semiconductor segments and WiMAX Telecom business as discontinued operations for all periods presented, which has required the Company to recast its financial statements and footnotes to reflect the discontinued operations presentation for all historical periods presented in the Form 10-K;

•	the Company’s recent entry into a settlement agreement with a significant vendor, including the accounting for related changes to equity interests held by the Company in such vendor;
•	the completion of the Company’s income tax provision following the resolution of the aforementioned items and determining their impact on the consolidated tax provision;

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•

continued development and expected adoption of an annual operating plan by the Company’s Board of Directors, together with a resolution directing management to operate in accordance with such plan, and the assessment of the impact of such plan on future expenditures and liabilities; and

•

discussions with the holders of the Company’s secured notes of an amendment and waiver that would, if obtained, provide the Company additional operating and financial flexibility and waive existing defaults of the requirement to timely deliver an updated operating budget approved by the Board of Directors.

In addition, management continues to evaluate the expected effect of the Company’s cost reduction and restructuring program on the Company’s ability to continue as a going concern for a reasonable period of time, which evaluation will take into account the impact of the 2009 annual operating plan and amendment and waiver described above, if obtained.

Additionally, as a result of significant current-quarter financial statement adjustments identified in the fourth quarter of 2008, the Company has identified certain deficiencies in its internal control over financial reporting related to the accounting for deferred tax attributes associated with the Company’s wireless spectrum assets and debt redemptions made during the fourth quarter which resulted, in part, because of the failure in the design and implementation of appropriate controls relating to the accounting for such activities as well as the departure of certain key accounting personnel from the Company. Management is continuing to evaluate the significance of these deficiencies and the Company may determine, upon completion of this evaluation, that it has a material weakness in internal control over financial reporting.

The Company’s Form 10-K will be filed by the fifteenth calendar day following its prescribed due date.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Francis J. Harding	(858)	480-3100
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

|_| Yes |X| No

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In connection with the filing of the Company’s Third Quarter 10-Q, the Company’s outside filer encountered technical difficulties with the electronic submission of the Third Quarter 10-Q despite good faith efforts to submit the filing in a timely manner. As a result the Third Quarter 10-Q was filed less than four hours late. In the fourth quarter of 2008, the Company applied for and obtained a waiver from the Division of Corporation Finance of the Securities and Exchange Commission, which waiver permits the Company to remain eligible to file registration statements on Form S-3 despite the late filing of the Third Quarter 10-Q.

(3) Is it anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

|X| Yes |_| No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The financial results presented below for the fiscal year ended December 27, 2008 reflect preliminary estimates of the accounting for the items for which work is ongoing, as described in this Form 12b-25. These preliminary results may be subject to change upon completion of our financial statement close and reporting process and the audit.

The Company anticipates reporting a net loss of approximately $430 million for the year ended December 27, 2008, as compared to a net loss of $320.1 million for the year ended December 29, 2007. As a result of activities undertaken in connection with the Company’s global restructuring initiative, the Company will report the results of operations of its Networks segment, including its former GO Networks, IPWireless and Cygnus subsidiaries, and its Global Services and NextWave Network Product Support strategic business units, and its Semiconductor and WiMAX Telecom businesses, as discontinued operations. Going forward, the Company’s business will be organized into two reportable business segments: Multimedia and Strategic Initiatives. The Company anticipates reporting total revenues from continuing operations for 2008 of approximately $63 million, as compared to total revenues from continuing operations of $36.3 million for 2007, consisting entirely of revenues generated by the Company’s Multimedia segment.

In connection with the implementation of its global restructuring initiative, during 2008, the Company terminated 404 employees worldwide and vacated six leased facilities. As a result, the Company anticipates reporting approximately $8 million in employee termination costs, approximately $3 million in lease liabilities and related closure costs and approximately $5 million in other related costs, including contract

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termination costs, selling costs and legal fees. In addition, in connection with the implementation of the Company’s global restructuring initiative, it reviewed its long-lived assets for impairment and determined that indicators of impairment were present for certain long-lived assets. The Company performed an impairment assessment of these assets and concluded that the carrying value of certain of the assets exceeded their fair value. Accordingly, during 2008, the Company anticipates reporting an asset impairment charge of approximately $170 million, which is included in the estimated net loss for 2008 disclosed above.

This Form 12b-25 contains disclosures that are forward-looking statements that are subject to risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These statements, which represent our expectations or beliefs concerning various future events, may contain words such as “may,” “will,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” or other words of similar meaning in connection with any discussion of the timing and value of future results or future performance. These forward-looking statements are based on the current plans and expectations of Company management and are subject to certain risks, uncertainties (some of which are beyond the control of management) and assumptions that could cause actual results to differ materially from historical results or those anticipated. These risks include, but are not limited to:

•

the Company’s financial results for 2008, as presented above, are preliminary in nature and are subject to the completion of the Company’s financial statement close and reporting process and the completion of the audit performed by the Company’s independent registered public accounting firm;

•

as the Company’s final Board-approved annual operating plan for 2009 has not yet been provided to our independent registered public accounting firm, the Company is not in a position to determine whether the report of the Company’s independent registered public accounting firm on the 2008 consolidated financial statements will contain an explanatory paragraph indicating substantial doubt about the Company’s ability to continue as a going concern. The inclusion of such a paragraph would constitute a default under the Company's secured notes, which would allow the Company’s senior note holders to accelerate payment of the principal and accrued but unpaid interest thereon if the majority in principal amount of any such series of notes determines to take such action and if the Company cannot obtain a timely waiver from the noteholders;

•

the Company’s failure to timely deliver a new operating budget approved by the Board of Directors to the holders of its senior notes is an existing default under its 7% Senior Secured Notes due 2010 and Second Lien Notes, with the potential consequences described above if the Company were to receive notice of acceleration, unless the Company is successful in obtaining a waiver of such default;

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•

as a result of the deficiencies in internal control over financial reporting related to the accounting for deferred tax attributes associated with the Company’s wireless spectrum assets and debt redemptions made during the fourth quarter, the Company and its independent registered public accounting firm may conclude that a material weakness in the Company’s internal control over financial reporting exists at December 27, 2008;

•	the Company’s ability to successfully complete its global restructuring initiative announced in the fourth quarter of 2008 is crucial to its ability to continue as a going concern;
•	the Company is highly leveraged and its operating flexibility will be significantly reduced by its debt covenants;
•

the terms of the Company’s Senior Notes and Second Lien Notes require it to certify as to our cash balances, comply with a restrictive operating budget and meet asset sale targets and any failure to comply with these terms will have adverse economic consequences;

•

the Company’s ability to retire its debt on or prior to maturity dates starting in 2010 will require the Company to successfully sell a substantial portion of its domestic and international spectrum assets and if such sales are not successful the Company may be unable to refinance its debt due to its financial condition and global economic conditions;

•

the failure of the Company’s Multimedia segment to sustain and grow its business in the current challenging economic climate may adversely impact the Company’s ability to comply with its operating budget and will have an adverse effect on its business;

•	the Company’s common stock could be delisted from the NASDAQ Global Market if its stock price continues to trade below $1.00 per share; and
•	changes in government regulations or global economic conditions could affect the value of the Company’s wireless spectrum assets.

There may also be other factors that cause the Company’s actual results to differ materially from the forward looking statements.

Because of these factors, we caution you that you should not place any undue reliance on any of our forward-looking statements. These forward-looking statements speak only as of the date of this Form 12b-25 and you should understand that those statements are not guarantees of future performance or results. New risks and uncertainties arise from time to time, and it is impossible for us to predict those events or how they may affect us. Except as required by law, we have no duty to, and do not intend to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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NextWave Wireless Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 12, 2009

NEXTWAVE WIRELESS INC.

By:	/s/ Francis J. Harding
Name: Francis J. Harding
Title: Executive Vice President and Chief Accounting Officer

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